FINAL TRANSCRIPT Conference Call Transcript PSFT — PeopleSoft Conference Call Event Date/Time: Nov. 10, 2004 / 2:45PM PT Event Duration: 39 min

CORPORATE PARTICIPANTS

Bob Okunski
PeopleSoft — VP-IR

Dave Duffield
PeopleSoft — Chairman, CEO

Skip Battle
PeopleSoft — Chairman of the Board’s Transaction Committee

Kevin Parker
PeopleSoft — Co-Pres, CFO

Phil Wilmington
PeopleSoft — Co-President

CONFERENCE CALL PARTICIPANTS

Ross MacMillan
Morgan Stanley — Analyst

Tad Piper
Piper Jaffray — Analyst

Brent Thill
Prudential Securities — Analyst

David Hilal
Friedman, Billings, Ramsey & Co. — Analyst

Adam Holt
J.P. Morgan — Analyst

PRESENTATION

Operator

     Good afternoon, ladies and gentlemen. And welcome to the PeopleSoft conference call. At this time, all participants are in a listen-only mode. Following the today’s presentation, instructions will be given for the question-and-answer session. If anyone needs assistance at any time during the conference please press the star followed by the 0. As a reminder this conference is being recorded today, Wednesday, November 10, 2004. I would now like to turn the conference over to Bob Okunski, Vice President of Investor Relations. Please go ahead, sir.

     Bob Okunski — PeopleSoft — VP-IR

     Thanks Kyle. Good afternoon everyone and welcome to PeopleSoft’s conference call. This is Bob Okunski, Vice President of Investor Relations here at PeopleSoft. Joining me today are Dave Duffield, PeopleSoft’s Chairman and CEO, Kevin Parker, Co-President and PeopleSoft’s CFO, Co-President, Phil Wilmington, and Skip Battle, Chairman of the Board’s Transaction Committee. Before turning over the call to Dave Duffield. I would like to take a moment to review our Safe Harbor language.

Today’s discussion contains forwarding-looking statements about PeopleSoft’s goals, expectations, and predictions for both future activities and financial results. You are cautioned that these forward-looking statements are only predictions and that they may differ materially from actual events or results. All of our forward-looking statements are as of the date and time of this call and that PeopleSoft undertakes no obligation to update or revise them at any point in the future. All forward-looking statements made during today’s discussions are also subject to a number of risks, assumptions, and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions, and uncertainties include, but are not limited to the cost and disruption to our business arising from the Oracle tender offer.

Our ability to successfully complete the integration of J.D. Edwards in to PeopleSoft and achieve anticipated synergies. Economic and political conditions in the United States and abroad. The ability to complete and deliver products and services within currently estimated time frames and budgets. The ability to manage expenses effectively. The ability to achieve revenue from product and services that are under development. The competitive environment and pricing pressures. And other risks referenced from time to time in PeopleSoft’s filing with the Securities and Exchange Commission. Please refer to PeopleSoft’s current reports on Form 10-Q and 10-K for more information on some of the risk factors that could cause our actual results to differ from our expectations and other such forward-looking statements made during this call.

During the course of the call we will also reference certain financial measures that are not prepared in accordance with generally accepted accounting principles. The Company utilizes these non-GAAP financial measures in analyzing financial results because we believe that they are useful to investors and to Management in evaluating the Company’s ongoing financial performance. These non-GAAP financial measures facilitate historical comparisons by excluding the impact of certain events, such as the impact of J.D. Edwards, the acquisition of J.D. Edwards, restructuring and other charges, and the costs associated in responding to Oracle’s hostile tender offer. These events might otherwise obscure the results of our ongoing business activities when compared to our competitors or to our own historical performance.

Non-GAAP financial measures should not be considered as a substitute for nor superior to measures of financial performance in accordance with GAAP. These non-GAAP financial measures may also be different from non-GAAP financial measures used by other companies. A reconciliation of non-GAAP to GAAP financial measures included in today’s presentation is available on our website. PeopleSoft has filed a solicitation recommendation statement on Schedule 14D-9 regarding Oracle’s tender offer. PeopleSoft stockholders should read the Schedule 14D-9 and its amendments. These documents contain important information on the tender offer. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com. I would now like to turn over the call to Dave Duffield, PeopleSoft’s Chairman and CEO. Dave?

     Dave Duffield — PeopleSoft — Chairman, CEO

     Thanks Bob. Good afternoon and thanks for joining us on such notice. As you saw in the Press Release we issued earlier today, PeopleSoft’s Board of Directors voted unanimously to recommend that PeopleSoft stockholders reject Oracle’s amended unsolicited offer to purchase all of PeopleSoft’s shares for $24 per share. The Board recommends that PeopleSoft’s stockholders not tender their shares to Oracle. Our Board is committed to doing what’s right for all PeopleSoft’s stockholders and will not sell this Company for less than what we believe it’s worth. The Board made its recommendation after careful consideration of the amended offer, including a thorough review with its financial and legal advisers, and acted upon the unanimous recommendation of its Transaction Committee of Independent Directors. In making this recommendation, the Board concluded that the offer price is inadequate and does not reflect PeopleSoft’s real value. The Board received the opinions of Citigroup Global Markets and Goldman Sachs, that as of November 10, 2004, the Oracle offer is inadequate from a financial point of view.

As I mentioned on our last call, I am excited to be back at this Company. I founded it over 17 years ago and I have always believed that the PeopleSoft culture is unique. It’s a vibrant, strong company with a focused Management Team and employee-base dedicated to executing on the Company’s plan. Looking ahead, PeopleSoft will continue to deliver shareholder value by extending our current product leadership building new products, entering new markets, and continuing to deliver the very best customer service in the industry. Our commitment to our customers is unwavering. We have an incredible team in place here at PeopleSoft with a proven track record of delivering for our stock holders. I have every confidence that we will continue to grow and deliver. With that, I would now like to turn the call over to Skip Battle, Chairman of our Independent Transaction Committee who will address today’s announcement in more detail.

     Skip Battle — PeopleSoft — Chairman of the Board’s Transaction Committee

     Thanks Dave. Let me say that we absolutely believe PeopleSoft is worth materially more now than it was in February 2004 and that’s when Oracle made its inadequate $26 offer. In making its recommendation, the Transaction Committee felt it was important to approach Oracle at this time to see if they were prepared to pay a price that reflects both PeopleSoft’s intrinsic value, and the fact that PeopleSoft is materially more valuable now than it was when Oracle made its inadequate $26 a share offer. As such, Members of the Transaction Committee contacted Oracle this afternoon to inform them that the Board has determined that the offer is inadequate. We reiterated that as Members of the Board that testified in Delaware we would be willing to discuss an offer made by Oracle at an appropriate price, but $24 isn’t it.

Now, let me give you some color on the factors considered by the Transaction Committee in determining that Oracle latest $24 per share offer is inadequate. In and recommending that shareholders not tender their shares to Oracle. The Board will not sell the Company for less then what we believe it is really worth. Since the beginning of the year, and using the numbers available when Oracle made its $26 offer, the Company has closed more than 1850 transactions generating $422 million in license revenue. Creating additional maintenance revenue and future upsell and cross-sell opportunities. Its added 418 new license customers. It’s increased our total deferred maintenance by approximately 9%. And it’s generated $248 million in incremental cash or 67 cents per share. Clearly, PeopleSoft is growing in value every day.

We believe that our strong third quarter results are success in integrating J.D. Edwards and our expectation of continued revenue growth and expanding margins further underscore that Oracle’s offer does not reflect PeopleSoft’s real value. The Company believes that Oracle has conducted a calculated and coordinated campaign, through testimony of Oracle’s Executives in the Delaware trial continued yesterday in its investor presentation to damage PeopleSoft, to drive down its stock price, and to diminish PeopleSoft shareholder value. Oracle continues to wrongly demean PeopleSoft’s financial performance and outlook when, in fact, it is Oracle’s own Application Business that appears distressed. Its license revenue declined 36% in its most recent quarter over the prior year. That’s less than half PeopleSoft’s license revenue in the third quarter. We believe it’s clear that Oracle wants to acquire PeopleSoft to rescue its own declining Applications Business.

Oracle has misrepresented facts in an attempt to stampede PeopleSoft shareholders into selling at an inadequate price. Let me give you a couple of examples. An Oracle Executive testified in Delaware that Oracle promoted a stingy offer and yet called it generous publicly. Two Oracle Executives implied in their testimony that Oracle was planning to lower its offer for PeopleSoft, but just 2 weeks later Oracle did exactly the opposite when it declared this new $24 price to be its, quote, best and final offer. Interestingly this offer compares to Oracle’s previous quote final offer of $26 on February 4, 2004. We understand that our shareholders want maximum value for their shares, whether it’s from PeopleSoft’s plan or from Oracle.

We recognize that stockholders may tender their shares by Oracle’s November 19th deadline for a variety of reasons, including the limited time available for our stockholders to understand the strength of our business. That strength is reflected in our financial guidance for 2005 and our plans to advance PeopleSoft’s leadership in the market place. No matter how many shares are tended, this does not mean Oracle will acquire PeopleSoft. Instead Oracle is likely to start a proxy contest for our 2005 annual meeting. The Board and Management are confident that our stockholders will recognize the value we are creating and will support our continued efforts to protect the interest of all PeopleSoft stockholders. PeopleSoft’s Board has been and always will be committed to doing what is in the best interest of its shareholders. Now here to update you on our recent solid performance and our expectations for the rest of the year and for 2005, is Kevin Parker.

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     Thanks Skip. As we announced last month, we had a solid third quarter. PeopleSoft announced license revenue of $161 million, a record total revenue of $699 million, which was a 12% increase over the prior year. And strong earnings per share in cash flow all of which substantially exceeded all estimates during a very challenging period. As we said before PeopleSoft continues to demonstrate strong sales execution and we’ve entered the fourth quarter with a robust pipeline. For the remainder of 2004, we are anticipating substantial sequential growth for the fourth quarter. Specifically, we expect license revenue will be in the range of 175 to $185 million with total revenue between 700 million and $715 million. Operating margin for the quarter is expected to be in the range of 16 to 18% on a Pro Forma basis and 11 to 13% on a GAAP basis. We expect to report Pro Forma and GAAP earnings per share between 20 and 22 cents and between 14 and 16 cents respectively. For the full year of 2004, the Company expects total license revenue to be between 600 and 610 million with record total revenue of approximately $2.7 billion.

Building on a solid performance in 2004, we are excited to see a strong — see that strong momentum reflected in our guidance for 2005. Our positive outlook for 2005 is due primarily to continued growth and license revenue, a growing maintenance revenue stream, and focusing on operating efficiency and lowering our costs. And the full year benefit of cost and revenue synergies we expected from the J.D. Edwards acquisition. For 2005, we expect license revenue of 640 to $655 million an increase of 5 to 10%. The Company also expects total revenue of 2.8 to $2.9 billion representing 4 to 8% growth. The Company also anticipates Pro Forma operating margins for the full year of 20% or greater and GAAP operating margins in excess of 16%. Pro Forma EPS are expected to be between $1.05 and $1.10 and GAAP EPS to be in the range of 82 to 87 cents.

I would like to point out that the guidance for 2005 does not include any potential benefit that the Company may achieve from the elimination of the Oracle overhang. The Company has successfully executed on its integration plan with J.D. Edwards. We will exceed the high-end of the $207 million guidance in total synergies for 2004 given in September of last year. Already in 2004, the Company has realized more than $190 million of those cost and revenue synergies through the end of the third quarter; 15% ahead of plan. Customers continue to realize strong benefits from the Integrated Enterprise I Product Family and the Company anticipates further efficiencies in revenue opportunities in 2005. PeopleSoft is well-positioned for sustained growth if 2005 and beyond. Our plans reflect solid growth in our core ERP Business, including areas, such as Human Capital Management and Demand Driven Manufacturing, and from Adjacent Applications, including Analytic Applications and Customer Relationship Management.

We were uniquely positioned to exploit additional opportunities in emerging markets, such as on-demand applications and in countries with rapidly growing manufacturing economies. We will continue to focus on technology innovation leveraging web services and composite applications and through our partnership with IBM we will be delivering an industry-leading standards-based applications and infrastructure platform. Despite the strategic value of our successful Company to Oracle, the latest offer price values the Company at multiples far below those paid in comparable transactions and in the Enterprise Software Industry. Also Oracle’s offer only values PeopleSoft at 22 times our forecasted 2005 earnings. Well-below PeopleSoft’s historical average trading multiple and the current 2005 PE multiple of other leading Enterprise software companies. Now, I would like to introduce Phil Wilmington, who will shift gears and bring us up-to-date on recent events. Phil?

     Phil Wilmington — PeopleSoft — Co-President

     Thanks Kevin. Let me take a moment to update you on the Delaware trial. We believe we presented a strong case to the Court with compelling evidence that both the right plan and Customer Assurance Program are indispensable to our efforts to maintain and enhance shareholder value. At the conclusion of the testimony, the Vice Chancellor made a number of important statements. First, he recognized that the CAP provisions in the contracts that have been signed to date and continue to be signed in advance of a court decision will be valid. Consequently, customers who have signed and continue to sign license contracts can rely on the protections of the Customer Assurance Program. Second, he acknowledged that the current version of the CAP program largely addresses the concerns and objections that were raised by Oracle. While the chancellery court has not yet rendered a decision, we believe these comments are very encouraging. We anticipate that the Vice Chancellor Strine, will rule in due course.

Our Customer Assurance Program continues to protect and create shareholder value. Since Oracle launched its offer, the implementation of the CAP has contributed to our ability to close over 3600 transactions. We have added more than 750 new customers and we have achieved record revenues. I would like to also remind you of our pending Alameda lawsuit against Oracle, which is set to go to a trial before a jury in Oakland, California, on January 10, 2005. PeopleSoft claims compensatory damages of more than $1 billion plus punitive damages in the lawsuit. PeopleSoft’s complaint alleges that Oracle has engaged in unfair business practices, including a deliberate campaign to mislead PeopleSoft’s customers and disrupt our business. Again, thank you all for joining us on the call today. Dave, Skip, Kevin, and I would be happy to take a few questions. Operator?

QUESTION AND ANSWER

Operator

     Ladies and gentlemen, at this time we will begin the question-and-answer session. [OPERATOR INSTRUCTIONS]. Ross MacMillan, Morgan Stanley.

     Ross MacMillan — Morgan Stanley — Analyst

     Clearly fourth quarter guidance looks like it’s kind of in line with a normal seasonality, but maybe looking to next year, Kevin, what is driving your confidence on topline growth next year? And then as a follow-up, it looks like you would have to find about 100 million or so of cost reductions next year. Can you just help us understand where those might come from? Thanks.

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     First part of the question, Ross, in terms of our license revenue expectations, the full year license growth that we were talking about is 640 to $655 million. And it’s about a 5 to 10% growth. Very much in line with what we believe the industry is growing at. As I mentioned it doesn’t include the elimination of the Oracle overhang and any benefit that may come from that. We have very strong products suite in the core applications market that we play in. We also are very confident about our position in areas like CRM and Demand Driven Manufacturing. So very confident about the position we are in and look at the industry in that regard. I think there is — could we potentially gain market share? Could we do better than that with some of the plans and programs we might be focusing on in 2005? That potential certainly exists. But we are comfortable with the guidance that we look at today.

     Ross MacMillan — Morgan Stanley — Analyst

     Is there any pipeline coverage metric you could help us with so whether that 640 to 655 is covered by a multiple of specific pipeline coverage?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     Remember Ross, the pipeline continues to develop all the time and it is actually a rolling statistic. But just in terms of the aggregate number of activities that we have in place at any point in time, from suspect all the way through to potentially signing a deal, it generally at the end of a quarter is in excess — that aggregate number is in excess of $1 billion. And we will continue to develop new pipeline and continue through our marketing activities to gain and win new customers. So we are very confident about that and we have a very strong pipeline. As I said, we have a strong pipeline coming into the fourth quarter. In terms of the operational efficiency, I think the numbers that we have talked about are really somewhat less than you are describing. We are looking at modest improvements and we are also very focused on the operational efficiency of the Company. We are looking at growing our maintenance revenues as you can see as well. That’s a very important part of our revenue stream. I think it’s really the synergy between our license revenue growth, our maintenance revenue growth and really modest improvements in our overall operating efficiency. The other thing that gives us a lot of confidence going into the year is the integration with J.D. Edwards and we have a very solid and very stable field organization that continues to execute very well.

     Ross MacMillan — Morgan Stanley — Analyst

     It did say that you would focus on lowering costs in some areas. I think you mentioned that earlier. Can you just be specific about what areas you might actually look for lower costs?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     It is a variety of things. And I think as we have come in through the new Management Team that’s in place and with Dave, and Phil, and I, we are looking at a variety of areas of consolidating our efforts across the organization. We think there is opportunity for efficiency in almost every part of the Company. And our Management Team is really focused on that. In specific areas I think there are in marketing we have some opportunities through consolidation and all of our efforts there in the G&A organization, certainly we are looking for improvements there as well.

     Ross MacMillan — Morgan Stanley — Analyst

     You wouldn’t expect sales and marketing nor R&D to be down year-over-year though in ’05?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     No, I don’t think so. I think it’s a percentage of revenue we may see them come down, but both of them will be more flattish than declining dramatically. These are modest changes we are talking about.

     Dave Duffield — PeopleSoft — Chairman, CEO

     And might I add, this is Dave, we will see some efficiencies in the product organization. We will be using those efficiencies to enter some new market areas of — build some exciting new applications that aren’t even reflected in the plan that we are going to present to the shareholders.

Operator

     Tad Piper, Piper Jaffray.

     Tad Piper — Piper Jaffray — Analyst

     Couple of questions. Just to get some clarity on how the Company would respond if more than 50% of shareholders tender. That’s question one. And then question 2 is, Kevin or Phil, what has specifically happened in the business between the last conference call and today that gives you more clarity on guidance? And on the expense side, just to follow-up on Ross’s question, I agree with him, isn’t it 100 million in cost or maybe even 150 million in cost that needs to come out of the business in order to achieve 20% or greater margins?

     Skip Battle — PeopleSoft — Chairman of the Board’s Transaction Committee

     Why don’t I take the — could you — I sort of lost the exact phrasing of your question on the tender offer? This Skip Battle.

     Tad Piper — Piper Jaffray — Analyst

     If more than 50% of shareholders do in fact tender on the 19th, what response will the Company have at that point? Or what formal response?

     Skip Battle — PeopleSoft — Chairman of the Board’s Transaction Committee

     Now I understand. First of all, we understand that our shareholders want maximum value for their shares, whether it comes from our plan and the stock of the market place or from an offer in Oracle. We also know that shareholders may tender their shares to Oracle for a variety of reasons. We also know that they only got 9 days to understand what this — what our plan is all about. And they haven’t heard much about it. It’s going to take them some time. So the time for tender is considerably shorter than that necessary for us to get our message out completely about the strength of the business and the way we are going to advance PeopleSoft’s leadership in the market place. So we are thinking that the time available past the tender offer, going into the shareholder’s meeting will be very important in shareholders making a final decision about whether Oracle’s offer is appropriate at that time. And so we are going to be continuing to talk to our shareholders through the tender offer and after.

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     In terms of the way we are looking at the efficiencies, Tad, I think that the number that we looked at in terms of operational efficiency is actually somewhat less than that. It’s in the neighborhood of $50 million, or so 50 to $60 million on an expense base that something close to 2.3 to $2.4 billion. So a very modest reduction. I think when we look at the business, we are really looking at the totality of the business, certainly license revenue, growing license revenue is a very important part of that plan. Also, maintenance revenue is very important part of the plan. The maintenance revenue is an important contributor to our bottom line and we are looking at strong growth in the maintenance revenue through a variety of activities and we will talk more about those in the coming months and quarters. In terms of the outlook for the business, I will add that when we gave our conference call and we talked about it, we were very confident that we were going to see sequential growth. We described that. It was very early days for the new Management Team since that time. Phil and I have had a great deal of time with the rest of the Leadership Team here at PeopleSoft and with Dave to look through our plans and our forecasts and we are very confident of the position we are in going into Q4. Phil or Bob if you would like to add more to that?

     Phil Wilmington — PeopleSoft — Co-President

     Well, Tad, I think there is clarity of not only the results that we have forecasted for this quarter, communication that has taken place with our customers. But there is an energy level here at the Company that is in the field and it also surrounds our customer-base about the fact that this is the right team, with the right products, and the right attitude. And the Company is reinvigorated. And it’s very focused on the results that need to be achieved for this quarter and we have now had the opportunity to put together a business plan that we have shared with the Board and the Board has approved that embraces the focus that we have from a deployment model. A very stable sales organization. And we are very confidence that these factors combined will allow us to achieve the results that we have put forward today.

     Tad Piper — Piper Jaffray — Analyst

     Just to clarify, Kevin, on the guidance just to make sure I got it right. The correct takeaway is licenses going up, maintenances going up, and professional services will decline at a reasonably fast rate which is how you are going to get 20% operating margins?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     No, I think the professional services is relatively flat. But when we get through our Q1 conference call we will be able to provide more detail and perhaps we can do that prior to that. But really professional services we are looking at a relatively flat business, plus or minus 1% up or down. The opportunity there is really in driving costs out of that business through lower cost activities whether they are in labs or offshore and things like that. The leverage really comes as we said from license revenue and from the maintenance stream as well which enjoys a very healthy gross margin as you know. And then on top of that as we described the operational synergies and efficiencies.

Operator

     Brent Thill, Prudential Securities.

     Brent Thill — Prudential Securities — Analyst

     Kevin, last fall you had given guidance for 700 million in license revenue, this year it’s now 600 million. So all the key metrics we were given last fall are actually below plan. Maybe if you can walk through why ’05 you feel differently about when we sat last fall and the reality is a lot different than the guidance?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     Well, as we said last fall, you are talking about September of 2003. We shared with everyone our expectations for the coming year, for 2004. And I thought we made it very clear at the time that expectation was based on the assumption and the going in assumption that the tender offer process was concluded in the March or April time frame when our annual meeting would presumably be. We assume that we were going to win that proxy contest and we were very confident of that. Obviously, that did not turn out to be the case and the sales organization was challenged in a very, very tough environment, particularly in Q1 and Q2 selling into the daily drumbeat of the trial in Federal Court and all of the issues around that. That has subsided quite a bit. The level of customer uncertainty has subsided we think quite a bit. The stability of the field organization has improved since that time. And there is a lot of things as we look at the business, particularly the market place and what we see going on in the industry that leave us very confident about the plan that we are in today. And as I said we are not presuming any upside at this point, but we believe there probably is some if the tender offer process were concluded. We have not counted on that. This is a very reasonable plan and assumes the environment continues as it is today in our pipeline and our deal metrics all support that.

     Brent Thill — Prudential Securities — Analyst

     It was 97 when we had gotten to 20% operating margins. At least in our models for PeopleSoft. Does the 20% operating margin for ’05, does that assume further headcount reductions? I think you had ended right around 11,250 of last quarter. What would you expect for that target for end of ’05?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     Well, we are not making any predictions about headcount reductions. As I said the operational efficiencies are relatively modest. And we are going to work very hard. We think we can achieve a lot of those just through running our business better. Through some of the areas we talked about in terms of consolidation in marketing consolidation of our development efforts, focusing on R&D, and focusing on G&A as well. And so these are modest changes, Brent. We aren’t talking about cataclysmic changes in PeopleSoft and so I think it’s a very healthy plan in that respect. We did end the year at about — we ended last quarter about 11,200 people and we are going to probably be very close to that for the next year.

Operator

     David Hilal, Friedman, Billings, and Ramsey.

     David Hilal — Friedman, Billings, Ramsey & Co. — Analyst

     A follow-up on Brent’s question. In terms of not making that guidance of 700 in license, which gave in September, but you did reaffirm in January. Kevin, you just talked about the Oracle thing persisting and then Oracle has now mostly subsided. So if Oracle has subsided, I would expect maybe your ’05 guidance would be back in that 700 million range and I just wanted to understand why it’s still a good gap away from that estimate?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     Well, as we have looked at it, David, and maybe Phil can talk about what we are seeing in the environment, that this is really a plan that’s consistent with market growth. We think that’s the most credible way for us to plan at this point that we have taken a look at what our competitors are looking at. We have taken a look at what the industry analysts are looking at and they said — and we said, let’s presume that we grow at that rate. We certainly are not unambitious. We will look to grow faster than that. We will look at gaining share with products that we have today and products that we will develop in the future. But this is really the most credible way we felt to plan. And we felt that it was the most credible way to describe it to our investors as well. And so that’s really what’s driving it. And that license revenue growth that we described of 5 to 10% drives incremental maintenance and drives our profitability as well. And so that’s really the basis upon which we did that. We felt it was the most credible way to bring it to our Board as well. That this is really a well-grounded plan from our perspective.

     David Hilal — Friedman, Billings, Ramsey & Co. — Analyst

     Well, let me ask Skip, and I will try not to beat a dead horse here. But,, Skip you had said the offer, the $26 offer in February was inadequate. And you believe, I think, “PeopleSoft is worth more today.” Back in February again, your guidance back then was 700 to 715 in license, 90 to 92 cents and clearly you will underperform those goals in February. But now the Company is worth more than it was then and that doesn’t make any sense. I was hoping you could connect that for me.

     Skip Battle — PeopleSoft — Chairman of the Board’s Transaction Committee

     Okay, well, since that time, the Company’s generated 250 million roughly in cash. It’s got I think $420 million in license revenue. That drives additional maintenance revenue in the coming year. We expect maintenance revenue to be up in the range of 20%. Deferred maintenance is up. For all of those reasons, this is a better revenue stream now than it was in February. It’s just that simple. And I think we take comfort from the third quarter where license sales were very strong. And we take comfort from the plan that Management has put together because it’s not an ambitious reach. And in fact, the Board today approved that plan and tied Management’s equity and incentive compensation to it. So it is seen as very much a working plan as opposed to something with less precision and commitment to it. So I think it’s worth more now than it was in February when we declined the $26 offer.

     David Hilal — Friedman, Billings, Ramsey & Co. — Analyst

     So the revenue stream you said is better even though it’s less, it’s “better?”

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     David, this is Kevin again. I think the measures that Skip are describing are truly objective measures, not an expectation of future license revenue. But really the objective measures of the Company. And particularly as we described, license revenue. We generated since last February $420+ million of license revenue and generating if we carry that out into the future for 5 to 7 years and look at the upsell and cross-sell opportunities. There is probably $1 billion or $2 billion potential upside for a company going forward or about all of those things. The deferred maintenance has grown. Our overall maintenance revenue has grown. As Skip mentioned, we have added more than 60 cents per share in cash on the balance sheet since that time. So you know, did we come short of our license revenue expectations? I think the environment was very difficult for us in the first quarter and particularly in the second quarter. We feel we have recovered pretty quickly from that and that really drives our expectations going forward. And that’s really what we built this on.

Operator

     We have time for one more question and it comes from Adam Holt, with J.P. Morgan.

     Adam Holt — J.P. Morgan — Analyst

     One of the components I guess that have impacted your results over the last several quarters has been deal delays or have been deal delays surrounding obviously, the Oracle trial. In your assumptions for next year, are you assuming that the tender will fall short this month and therefore this set of challenges will effectively be fully behind us? Or are you assuming that the tender reaches its 50% goal and then — or threshold and we continue to see the proxy battle which has potential to impact deal flow for the next several quarters?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     In terms of the going in assumption for the plan, we recognize the tender offer for truly what it is. It’s a nonbinding straw poll. As Skip said in his analysis or his comments that people will tender for an awful lot of reasons and the time is relatively short between now and the close of that tender. We are very confident that in the weeks and months ahead between now and our annual meeting, and presuming that there will be a proxy battle between now and our annual meeting, that our investors will understand the value of our plan, understand the value that we are going to create for them, and I think that’s the really — the real important going in assumption with regard to that. And Phil, perhaps you want to talk about it from a customer point of view?

     Phil Wilmington — PeopleSoft — Co-President

     No, I agree with you Kevin. We have basically focused on the fact that part of the market condition is not going to change. But our commitment to our customers in this whole situation has been unwavering. We have focused on making sure that we have tools in place that assure our customers that their investments would be protected. And I commented earlier about the Customer Assurance Program, which has been part of that. It protects our customers and our stockholders. The Customer Assurance Program has been used to add value at shareholder value and to protect the investments of our customers. We have used these programs and are selling through this selling environment with a very stable field organization that understands how to perform now under these circumstances. We closed 3600 transactions since this environment has established itself. We got 750 new customers. The CAP program, the participation of our customers who are really very strategic partners of PeopleSoft. They are fans of PeopleSoft. They worked with us to help us succeed. We believe are all key components that we will leverage successfully in this environment and as we move into the proxy fight, which we certainly see in our future and are very confident about our ability to continue to perform.

     Adam Holt — J.P. Morgan — Analyst

     Just one last question, Kevin, I believe you said if I heard you correctly that R&D will be roughly flattish heading into next year. What is in your plan in terms of new product releases and in particular, as relates to the 9 broader suite?

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     Well, in terms of new product releases, we have a very robust road map that we will look to share with people both in the Enterprise and Enterprise I Product Families. We have releases scheduled going out into the next year. As we talk about R&D being relatively flat, we think there is synergies available to us in R&D and we think our reorganization of the R&D team under Stan Swete is going to be a very dynamic and very effective organization for us. We are looking at that as being relatively flat. We are looking at R&D as a percentage of revenue declining slightly. In terms of new areas for the Company we are really focused on areas, such as analytics, CRM, and you are going to be hearing from us in the next year, perhaps even sooner than that about our initiatives in the on-demand market place as well. All of that leaves us pretty confident about the ability to execute this and the operational efficiencies where we are talking about here are important. They are an important part of how we continue to run the Company. This is very consistent with where we have been both through the J.D. Edwards acquisition and prior to that. And this is just an ongoing focus on our efficiency and effectiveness as a company.

     Adam Holt — J.P. Morgan — Analyst

     Great. Thank you for your time.

     Kevin Parker — PeopleSoft — Co-Pres, CFO

     Well, thank you for that time, everyone this afternoon and we will look forward to talking to you again when we report our Q1 — excuse me our Q4 results in January.

Operator

     Ladies and gentlemen, this concludes PeopleSoft conference call. If you would like to listen to a replay of today’s conference, please dial 303-590-3000 or 800-405-2236 and enter the pin code: 11015021. Once again if you would like to listen to a replay of today’s conference, please dial 303-590-3000 or 1-800-405-2236 and enter the pin code: 11015021. We thank you for your participation and you may now disconnect.

     The following table reconciles the non-GAAP financial measures referenced in the transcript above to the most directly comparable GAAP financial measures:

	Q4 2004		Year 2005

	EPS	Operating Margin	EPS	Operating Margin
Pro forma	$0.20 to $0.22	16% to 18%	$1.05 to $1.10	> 20%
Amortization of capitalized software and intangible assets	(0.04)	-4%	(0.19)	-3%
Oracle costs	(0.02)	-1%	(0.04)	-1%
GAAP	$0.14 to $0.16	11% to 13%	$0.82 to $0.87	> 16%